

Mail Stop 7010

September 27, 2007

Mr. Samuel Molinaro Jr.
The Bear Stearns Companies Inc.
383 Madison Avenue
New York, NY 10179

      RE: **The Bear Stearns Companies Inc.**
                Form 10-K for the fiscal year ended November 30, 2006
                Filed February 13, 2007
                File #1-8989

Dear Mr. Molinaro:

We have reviewed your filings and have the following comments. We have limited our review to only disclosures concerning your revenue recognition policy, subprime residential mortgages, stock compensation plans and legal proceedings and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended November 30, 2006

Note 1. Summary of Significant Accounting Policies, page 84
General

1. Please consider revising future filings to include more a comprehensive description of your revenue recognition policy for each source of revenue and to present the policies in one location. Also, please specifically explain to us your revenue recognition policies for performance incentive fees and tell us where you provided the disclosures required by EITF D-96 or explain why the disclosures are not applicable.

Note 5. Transfers of Financial Assets and Liabilities, page 94

2. We note that you have interests in what you describe as "subprime" residential mortgages, however, it does not appear to us that your filing fully clarifies your exposure to subprime loans.

   Although there may be differing definitions of subprime residential mortgage loans, they are sometimes recognized to be loans that have one or more of the following features:

   - A rate above prime to borrowers who do not qualify for prime rate loans;
   - Borrowers with low credit ratings (FICO scores);
   - Interest-only or negative amortizing loans;
   - Unconventionally high initial loan-to-value ratios;
   - Low initial payments based on a fixed introductory rate that expires after a short initial period then adjusts to a variable index rate plus a margin for the remaining term of the loan;
   - Borrowers with less than conventional documentation of their income and/or net assets;
   - Very high or no limits on how much the payment amount or the interest rate may increase at reset periods, potentially causing a substantial increase in the monthly payment amount, and/or;
   - Including substantial prepayment penalties and/or prepayment penalties that extend beyond the initial interest rate adjustment period.

   Based on your current public disclosures, it is possible that more clarity about your exposure to subprime loans could be helpful. Regardless of the materiality of your exposure, we respectfully request that you provide us with supplemental information about your involvement in sub-prime loans.

Preface your response by how you specifically define your subprime loans in practice, if at all. However, we ask that you consider the above definition, in general, as part of your response. In other words, we request that the information you provide be based, more or less, on the above definition. Where it does not, please provide specific guidance. Also, we may ask for information which may be hard for you to provide on a timely basis. Please consider alternative information that may address the concern, at least in part, but which can be readily provided.

Please provide us with a comprehensive analysis of your exposure to subprime loans.   In particular:

- Provide us with your risk management philosophy as it specifically relates to subprime loans. Please address:
  - Your origination policies;
  - The purchase, securitization and retained interests in loans;
  - Investments in subprime mortgage-backed securities; and
  - Loans, commitments, and investments to/in subprime lenders.

- Quantify your portfolio of subprime residential mortgages. If practicable, please breakout the portfolio to show the underlying reason for subprime definition, in other words, subject to payment increase, high LTV ratio, interest only, negative amortizing, and so on.

- Quantify the following regarding subprime residential mortgages. Explain how you define each category;
  - Non-performing loans;
  - Non-accrual loans;
  - The allowance for loan losses, and;
  - The most recent provision for loan losses.

- Quantify the principal amount and nature of any retained securitized interests in subprime residential mortgages.

- Quantify your investments in any securities backed by subprime mortgages.

- Quantify the current delinquencies in retained securitized subprime residential mortgages.

- Quantify any write-offs/impairments related to retained interests in subprime residential mortgages.

- Please address all involvement with special purpose entities and variable interest entities and quantify the subprime exposure related to such entities, regardless of whether they are consolidated for the purposes of generally accepted accounting principles.

- Quantify and describe any and all potential repurchase commitments you have regarding subprime residential mortgages.

- Quantify and describe any loans to, commitments in, or investments in subprime lenders. Describe any other potential exposures you may be subject to, such as repurchase commitments related to the receipt of assets in bankruptcy, for example.

- Quantify your revenues from involvement in subprime loans. Break out such revenues based on fees, interest earned, servicing rights and other sources.

Where we have asked you to quantify amounts as of a point in time, please do so as of the end of your last full fiscal year and as of the most recent date practicable. Where we have asked you to quantify amounts for a period, please provide this for the last three full fiscal years and any more recent period if practicable. If you believe that you have provided any of the information requested in public filings, please direct us to such disclosures.

The above list is not intended to be all encompassing. To the extent that you are aware of other asset quality or performance information, or other factors that provide material information about your involvement with subprime residential mortgage loans, please provide that information as well.

If you believe that a material adverse impact on your financial condition, results of operations or liquidity, resulting from your involvement in subprime lending, is remote, please explain. If so, tell us what consideration you may give to a more transparent disclosure about this to inform readers of your level of involvement.

If you believe that a material adverse impact resulting from this exposure is reasonably possible, tell us what disclosures you may consider in order to provide a clearer understanding of this exposure.

Note 13. Stock Compensation Plans, page 104

3. Please clarify for us how you concluded that, in years prior to fiscal 2006, it was appropriate to include stock-based compensation granted in December in stockholders' equity at November year end.

4. With a view towards future disclosure, please explain to us why you classify amounts related to earnings adjustments for CAP units as an "Other Expense" in your Consolidated Statement of Income.

5. With a view towards future disclosure, please explain to us why certain amounts related to your CAP units, restricted stock units and stock option awards are included in Accrued Employee Compensation and Benefits in your Consolidated Statement of Financial Condition.

Note 17. Commitments and Contingencies, page 113

6. We note your disclosures here and under legal proceedings, including your disclosure that you cannot estimate losses or ranges of losses for matters where there is only a reasonable possibility that a loss may have been incurred. Given the number of proceedings identified and the length of time some of those proceedings have been in process, it is unclear to us why you do not have the ability to provide any quantitative disclosures required by 10 of SFAS 5 for at least some of the proceedings. In addition, please tell us, and revise future filings to disclose, the amounts accrued related to contingencies at each balance sheet date and the amounts expensed or reversed during each period.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Tricia Armelin, Staff Accountant, at (202) 551-3747, Anne McConnell, Senior Accountant, at (202) 551-3709 or, in their absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief